Exhibit 99.1

POLY-PACIFIC INTERNATIONAL INC.

FOR IMMEDIATE RELEASE

TSX Venture Trading Symbol: PMB-V
OTCBB Trading Symbol: PLYPF
BERLIN Trading Symbol: A0LGDN
FRANKFURT Trading Symbol: POZ

POLY-PACIFIC INTERNATIONAL INC. ANNOUNCES
NON-BROKERED PRIVATE PLACEMENT

CALGARY,   ALBERTA   --   (March   6,   2008)   –   Poly-Pacific   International   Inc.   (the  “Company”)   announced   today   it   intends   to   proceed   with   a   non-brokered   private  placement offering of up to 2,500,000 units (“Units”) at a subscription price of $0.08 per  Unit for gross proceeds of up to $200,000.   Each Unit will consist of one (1) common  share  in  the  capital  of  the  Company  and  one  (1)  common  share  purchase  warrant  (a   “Warrant”). Each Warrant will entitle the holder thereof to purchase one common share  for a price of $0.15 for a period of twenty four (24) months from closing.  The Company  intends to close the private placement on Monday, March 10, 2008.

The  private  placement  will  be  conducted  in  reliance  upon  certain  prospectus  and  registration exemptions. The net proceeds from the placement will be used for general  working capital purposes.

The Company may pay, in accordance with all regulatory requirements, finder’s fees to   agents for obtaining subscriptions for Units pursuant to TSX Venture Exchange Policy,  and the Units will be subject to a four month hold period.

Completion  of the offering is subject to all required regulatory approvals, including the  acceptance of the TSX Venture Exchange.

Poly-Pacific International Inc. is an innovator in eco-friendly solutions to industrial waste  by-products.  The  Company  is  actively  pursuing  the  reclamation  of  industrial  polymer  fibre throughout North American landfill sites.

For  further  information  please  contact  Randy  Hayward,  President  and  Chief  Executive  Officer of Poly-Pacific International Inc. by telephone at (778) 786-1230 or by email at  info@polypacific.ca or by visiting our website at   www.poly-pacific.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy  of this release.